UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED FORM N-8A/A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its original Notification of Registration on Form N-8A, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 (File No. 811-4602) for the purpose of reflecting a change in its name and in its depositor, and in connection therewith submits the following information:

Name: Thrivent Variable Insurance Account B (formerly TLIC Variable Insurance Account A)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

625 Fourth Avenue South, Minneapolis Minnesota 55415

Telephone Number (including area code):    612-844-7215

Name and address of agent for service of process:

James Odland, Thrivent Financial for Lutherans

625 fourth Avenue South, Minneapolis, MN 55415-1665

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:   YES [X]* *  NO [  ]

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this notification of registration to be duly signed on its behalf of the registrant in the city of Minneapolis and state of Minnesota on July 1, 2019.

Signature Thrivent Variable Insurance Account B
(Name of Registrant)

BY	Thrivent Financial for Lutherans
(Name of Depositor)

BY	/s/ James M. Odland
James M. Odland, Vice President and Managing Counsel

Attest: /s/ Randall L. Boushek
Randall L. Boushek,

Senior Vice President, Chief Financial Officer and Treasurer